Exhibit 99.2

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	December 31, 2021	June 30, 2022
	US$	US$
ASSESTS
Current assets:
Cash and cash equivalents	7,925	18,445
Accounts receivable	2,262	3,338
Inventories - net	7,190	6,583
Prepaid expenses and other current assets, net	13,833	12,052
Total current assets	31,210	40,418
Non-current assets:
Property and equipment, net	827	2,962
Intangible assets, net	5,377	4,916
Right of Use Asset	1,674	2,045
Goodwill	12,208	12,207
Deferred tax assets	471	440
Non-current assets	1,485	614
Total non-current assets	22,042	23,184
Total assets	53,252	63,602
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10,203	9,052
Accrued expenses and other payables	27,221	28,398
Advances from customers	8,403	8,472
Lease Liabilities- current	1,032	1,590
Amount due to related parties-current	2,512	1,552
Income tax payable	399	150
Long-term institution borrowings - current portion	1,250	-
Short-term borrowings	1,275	1,106
Other liabilities	714	-
Contingent consideration	1,392	1,391
Convertible notes	9,990	8,423
Total current liabilities	64,391	60,134
Non-current liabilities:
Deferred tax liability	2,154	2,086
Long-term payable	661	1,283
Non-current liabilities	3,332	2,549
Total non-current liabilities	6,147	5,918
Total liabilities	70,538	66,052
Commitments and contingencies
Shareholders’ equity
Ordinary shares	-	-
Additional paid-in capital	262,271	286,056
Subscription receivables	(15,287)	(18,970)
Statutory reserve	1,901	1,901
Accumulated deficit	(272,131)	(277,397)
Total Borqs Technologies, Inc. shareholders’ equity	(23,246)	(8,410)
Non-controlling interest	5,960	5,960
Total shareholders’ equity	(17,286)	(2,450)
Total liabilities and shareholders’ equity	53,252	63,602

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	For the six months ended June 30,
	2021	2022
	US$	US$
Net revenues:
IoT	12,497	26,261
Software	5,490	5,065
Hardware	7,007	21,196
Solar & ESS	-	3,886
Total net revenues	12,497	30,147

Cost of revenues
IoT	(10,717)	(23,983)
Software	(4,216)	(4,453)
Hardware	(6,501)	(19,530)
Solar & ESS	-	(1,883)
Total cost of revenues	(10,717)	(25,866)

Total gross (loss) profit	1,780	4,281

Operating expenses:
Sales and marketing expenses	(218)	(233)
General and administrative expenses	(24,743)	(5,351)
Research and development expenses	(3,285)	(2,002)
Total operating expenses	(28,246)	(7,586)

Operating income (loss)	(26,466)	(3,305)

Interest income	3	4
Interest expense	(2,694)	(927)
Other income	31	369
Other expense	(219)	(1,415)
Foreign exchange income (loss)	(222)	8

Income (loss) from continuing operations, before income taxes	(29,567)	(5,266)

Less: Net income (loss) attributable to non-controlling interest	1	-

Net income (loss) attributable to Borqs Technologies, Inc.	(29,568)	(5,266)

Net income (loss) attributable to ordinary shareholders	(29,568)	(5,266)

Summary discussions on the results of the first half of 2022.

The Company’s revenue for the six months ended June 30, 2022 were $30.1 million, an increase of 141.2% as compared to $12.5 million for the same period in 2021. The increase in revenue reflects (i) the addition of revenue in the solar & energy storage systems (ESS) from Holu Hou Energy, LLC, which the Company acquired 51% ownership of in October, 2021; and (ii) the recovery of our IoT businesses that were affected by the COVID-19 global pandemic in 2021. The significant decrease in general and administrative expenses from $24.7 million in the first half of 2021 to $5.4 million for the same period of 2022 was primarily due to the stock-based compensation that the Company incurred in lieu of cash payments in 2021.

Geographically, our customers were mainly from the U.S., Europe and India. For the interim period ended June 30, 2022, our revenue from customers with their headquarters located in the U.S., Europe and India, and rest of the world accounted for 71.1%, 14.3%, 13.8% and 0.9% respectively.

The table below shows the reconciliation of EBITDA and Adjusted EBITDA from the US-GAAP net losses for the interim period ended June 30, 2022 and June 30, 2021 respectively.

	For the six months ended June 30,
	2021	2022
Net income (loss) from continuing operations	(29,567)	(5,266)

Interest	(2,691)	(151)
Depreciation	(66)	(248)
Amortization	(639)	(401)

EBITDA	(26,171)	(4,466)
Litigation expenses	(76)	(999)
Gains or losses on foreign exchange	(222)	8
Non-operating income or expense	(188)	(930)
Share-based compensation or expense	(22,883)	(970)

Adjusted EBITDA	(2,802)	(1,575)